Exhibit 21

Pacific Premier Bancorp, Inc.
Subsidiaries as of December 31, 2023

Subsidiary(1)	Jurisdiction of Incorporation or Organization
Pacific Premier Bank (the “Bank”)	California
Opus Public Finance, Inc.(2)	California
PENSCO Services, LLC(2)	Delaware
NTC & Co. LLP(2)	California

(1) Subsidiaries other than those listed above are excluded since, in the aggregate, they would not constitute a significant subsidiary. Pacific Premier Bank is 100% owned by Pacific Premier Bancorp, Inc.
(2) Subsidiary of Pacific Premier Bank.